popSLATE Media Inc.

A Delaware Corporation

In the event you

VENTURE.CO BROKERAGE SERVICES &

[redacted]

(2) THE ISSUER HAS FILED AT LEAST ONE ANNUA



investors in the Shares are [redacted]

Confidential Offering Memorandum

MEMORANDUM SUMMARY

[redacted]

information reasonably requested by prospectiv



SU

- fully develop a

for qu

[redacted]

[redacted]

We [redacted]

Confidential Offering Memorandum
popSLATE M[redacted]

origin and ownership of such licensed [redacted]

liquidity event throu

to possible sales or grants to existing shareholders, officers, managers, consultants, a

reporting [redacted]

DESCRIPTION OF BUSINESS

current ratio is 1.2. Long term liabilities consist entirely of convertible [redacted]



Software Developers: 4

[redacted]

p

share basis upon th [redacted]

transaction with the same economic effect as a sale

USE OF PROCEEDS

FINANCIA

Fina[illegible]jections

ADDITIONAL INF